UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                 Amendment No. 2

                    Under the Securities Exchange Act of 1934

                    meVC Draper Fisher Jurvetson Fund I, Inc.
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                         (Title of Class of Securities)

                                   5538291002
                                 (CUSIP Number)

       Fred M. Stone, Esq.                   Asher S. Levitsky P.C.
       Millennium Partners, L.P.             Esanu Katsky Korins & Siger, LLP
       666 Fifth Avenue; 8th floor           605 Third Avenue
       New York, New York 10103              New York, New York 10158
       (212) 841-4124                        (212) 716-3239

            (Name, Address and Telephone Number of Persons Authorized
                     to Receive Notices and Communications)

                                January 16, 2003
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

CUSIP No. 5538291002                                                SCHEDULE 13D

================================================================================
      NAME OF REPORTING PERSON
      and  I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only)
 1    MillenCo, L.P.,  13-3532932
--------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                         (a) [_]
 2                                                                       (b) [_]
--------------------------------------------------------------------------------
 3    SEC USE ONLY

--------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4    OO
--------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING
      IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)      [_]
--------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6    Delaware
--------------------------------------------------------------------------------
     NUMBER OF           SOLE VOTING POWER
      SHARES        7    1,099,500                                         6.66%
   BENEFICIALLY    -------------------------------------------------------------
     OWNED BY            SHARED VOTING POWER
  EACH REPORTING    8    -0-                                                  0%
    PERSON WITH    -------------------------------------------------------------
                         SOLE DISPOSITIVE POWER
                    9    1,099,500                                         6.66%
                   -------------------------------------------------------------
                         SHARED DISPOSITIVE POWER
                   10    -0-                                                  0%
--------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 11   1,099,500
--------------------------------------------------------------------------------
 12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [_]
--------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
 13   6.66%
--------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
 14   PN
================================================================================


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

Item 1. Security and Issuer.

      This Amendment No. 2 relates to the common stock, par value $.01 per share of MeVC Draper Jurvetson Fund I, Inc. which conducts business under the name MVC Capital (the "Company"), and amends the Schedule 13D, filed with the Securities and Exchange Commission on June 12, 2002, as amended. The Schedule 13D, as so amended, is hereinafter referred to as the "Schedule."

      This Amendment is filed in accordance with Rule 13d-2 of the Securities Exchange Act of 1934, as amended, by MillenCo, L.P. ("Millenco"). It shall refer only to information that has materially changed since the filing of the Schedule.

Item 4. Purpose of Transaction.

      This following information supplements the information included in Item 4 of the Schedule.

      On December 19, 2002, the Delaware Chancery Court, in an action commended by Millenco against the Company and John R. Grillos, Larry J. Gerhard, Harold E. Hughes, Jr. and Chauncey F. Lufkin, required the Company to hold new elections for the three directors who were elected to the board in 2001 and 2002, finding that the Company had used materially misleading proxy materials in soliciting proxies. The Court has subsequently ordered the Company to hold a meeting for the election of these directors not later than February 28, 2003.

      Millenco intends to propose an opposing slate of directors at the meeting. Its intentions are based on current circumstances and are subject to change at any time.

      On or about January 16, 2003, Millenco sent to the Company's stockholders a letter dated January 15, 2003, disclosing the Court decision and advising the stockholders that Millenco intends to propose a slate of directors for election on the proposed meeting.

Item 5. Interest in Securities of the Issuer.

      Millenco owns 1,099,500 shares of the Company's common stock, representing 6.66% of the outstanding common stock.

      On December 23, 2002, Millenco purchased 50,000 shares of common stock at an average price of $8.22278 per share. Millenco did not engage in any other transactions in the Company's common stock during the 60 days prior to the date of this Amendment No. 2.

Item 7. Material to be filed as Exhibits.

Exhibit 1. Letter dated January 15, 2003, from MillenCo, L.P. to the Company's stockholders.


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

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information contained in this Statement is true, complete and correct.

      Dated January 16, 2003

                                        MILLENCO, L.P.
                                        By: MILLENNIUM MANAGEMENT, LLC
                                            General Partner

                                        By:
                                           -------------------------------------
                                           Terry Feeney, Chief Operating Officer


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